iPayment, Inc.

iPayment Holdings, Inc.

40 Burton Hills Boulevard, Suite 415

Nashville, TN 37215

November 23, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iPayment, Inc., iPayment Holdings, Inc., et al.

Registration Statement on Form S-4 filed October 11, 2011

(File No: 333-177233)

Ladies and Gentlemen:

This letter is being sent in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of iPayment, Inc. (“iPayment”) and iPayment Holdings, Inc. (“Holdings” and, together with iPayment, the “Companies”) and the guarantors referenced in the Registration Statement (the “Guarantors” and, together with the Companies, the “Registrants”) filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the offers by (i) iPayment to exchange up to $400,000,000 in aggregate principal amount of its outstanding 10.25% Senior Notes due 2018 (the “10.25% Initial Notes”) for a like aggregate principal amount of its 10.25% Senior Notes due 2018 (the “10.25% Exchange Notes”) that have been registered under the Securities Act, and (ii) Holdings to exchange up to $129,921,875 in aggregate principal amount of its outstanding 15.00%/15.00% Senior Notes due 2018 (the “15.00%/15.00% Initial Notes” and, together with the 10.25% Initial Notes, the “Initial Notes”), for a like aggregate principal amount of its 15.00%/15.00% Senior Notes due 2018 (the “15.00%/15.00% Exchange Notes” and, together with the 10.25% Exchange Notes, the “Exchange Notes”) that have been registered under the Securities Act (the “Exchange Offers”).

The Registrants are registering the Exchange Offers pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co., SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be issued in the Exchange Offers and, to the best of the information and belief of the Registrants, each person participating in the Exchange Offers will be acquiring the applicable Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise)

United States Securities and Exchange Commission

November 23, 2011

that any person using the Exchange Offers to participate in a distribution of the Exchange Notes to be received in the Exchange Offers (1) cannot rely on the Staff’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988) or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

In addition, the Registrants will (1) make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise) that any broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers in exchange for Initial Notes acquired by such broker-dealer as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of the Exchange Notes received by it in connection with the Exchange Offers and (2) include in the letter of transmittal to be executed by an exchange offeree in order to participate in an Exchange Offer a provision to the following effect:

If the undersigned is a broker-dealer that will receive the Exchange Notes for its own account in exchange for the Initial Notes, it represents that the Initial Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale or transfer of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

*    *    *

Please do not hesitate to contact Nazim Zilkha of White & Case LLP at (212) 819-8998 with any questions or comments regarding this letter.

Very truly yours,

IPAYMENT, INC.

By:	/s/ Mark C. Monaco
Name:	Mark C. Monaco
Title:	Executive Vice President, Chief Financial Officer and Treasurer

IPAYMENT HOLDINGS, INC.

By:	/s/ Mark C. Monaco

United States Securities and Exchange Commission

November 23, 2011

Name:	Mark C. Monaco
Title:	Executive Vice President, Chief Financial Officer and Treasurer

IPMT TRANSPORT, LLC

By:	/s/ Mark C. Monaco
Name:	Mark C. Monaco
Title:	Treasurer and Secretary

IADVANTAGE, LLC

By:	/s/ Mark C. Monaco
Name:	Mark C. Monaco
Title:	Secretary

IFUNDS CASH SOLUTIONS, LLC IPAYMENT ACQUISITION SUB LLC
By: iPayment, Inc., as Sole Member

/s/ Mark C. Monaco
By:	Mark C. Monaco
Title:	Executive Vice President, Chief Financial Officer and Treasurer

1st NATIONAL PROCESSING, INC.

CAMBRIDGE ACQUISITION SUB, LLC

CARDPAYMENT SOLUTIONS, L.L.C.

CARDSYNC PROCESSING, INC.

E-COMMERCE EXCHANGE, INC.

IPAYMENT OF CALIFORNIA, LLC

IPAYMENT OF MAINE, INC.

ISCAN SOLUTIONS, LLC

NPMG ACQUISITION SUB, LLC

MSC ACQUISITION SUB, LLC

PCS ACQUISITION SUB, LLC

ONLINE DATA CORP.

QUAD CITY ACQUISITION SUB, INC.

TS ACQUISITION SUB, LLC

By:	/s/ Mark C. Monaco
Name:	Mark C. Monaco
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc: Nazim Zilkha, White & Case LLP